Exhibit 99.1

First quarter operations review

Rio Tinto releases first quarter production results

18 April 2018

Rio Tinto chief executive J-S Jacques said “We delivered a solid operational performance across most commodities in the first quarter of 2018. Our world-class Pilbara iron ore assets continue to demonstrate flexibility and the benefits of increased productivity, and production at our bauxite and copper assets was also higher. We announced $5 billion of divestments in the quarter, highlighting our ongoing drive to strengthen the portfolio and raise return on assets. By continuing to advance our mine-to-market productivity programme, whilst maintaining our focus on the disciplined allocation of cash, we will continue to deliver superior returns to our shareholders.”

		Q1 2018	vs Q1 2017	vs Q4 2017
Pilbara iron ore shipments (100% basis)	Mt	80.3	+5%	-11%
Pilbara iron ore production (100% basis)	Mt	83.1	+8%	-5%
Bauxite	kt	12,653	+12%	-8%
Aluminium	kt	846	-5%	-5%
Mined copper	kt	139.3	+65%	-6%
Hard coking coal	kt	1,102	-30%	-53%
Titanium dioxide slag	kt	294	-12%	-14%
IOC iron ore pellets and concentrate	Mt	2.4	-8%	-13%

Key points
•

Pilbara iron ore shipments of 80.3 million tonnes (100 per cent basis) in the first quarter were five per cent higher than the first quarter of 2017, benefitting from productivity improvements and fewer weather disruptions

•

Bauxite production of 12.7 million tonnes was 12 per cent higher than the corresponding quarter of 2017, due to continued operational improvements. Third party shipments increased by 19 per cent to 8.2 million tonnes due to firm demand and higher port availability.

•	Aluminium production of 0.8 million tonnes was five per cent lower than the first quarter of 2017 due primarily to disruptions at the Becancour smelter in Canada.
•	Mined copper production of 139.3 thousand tonnes was 65 per cent higher than the first quarter of 2017, as output recovered at Escondida following a labour union strike in the first half of last year.
•

Titanium dioxide slag production was 12 per cent lower than the first quarter of 2017 due to operational and labour disruptions at Richards Bay Minerals. Guidance has accordingly been revised to 1.1 to 1.3 million tonnes (previously 1.2 to 1.4 million tonnes).

•	Hard coking coal production of 1.1 million tonnes was 30 per cent lower than the first quarter of 2017 due primarily to the longwall changeover and maintenance works at Kestrel.
•

The major growth projects remain on track. The Silvergrass iron ore mine continues to ramp up, Amrun is on schedule for first bauxite shipment in the first half of 2019 and construction of the first drawbell at Oyu Tolgoi Underground is expected in mid-2020.

•	Total divestments announced in 2018 total $5 billion, subject to completion conditions, including:
o

Binding offers for the Aluminium Dunkerque smelter in France for $500 million and the ISAL aluminium smelter in Iceland for $345 million. The sales are expected to complete in the second quarter of 2018.

o

Binding offers for the group’s remaining coal assets, including the Hail Creek and Kestrel mines in Queensland and the Winchester South and Valeria development projects, for total consideration of $4.15 billion. The sales are expected to complete principally in the second half of 2018.

All figures in this report are unaudited. All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2017 is excluded from Rio Tinto share of production data but assets sold in 2018 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2018	vs Q1 2017	vs Q4 2017
Pilbara Blend Lump	20.7	+8%	-2%
Pilbara Blend Fines	29.8	+10%	-4%
Robe Valley Lump	1.6	+9%	-4%
Robe Valley Fines	3.1	+31%	+5%
Yandicoogina Fines (HIY)	13.9	+2%	-13%
Total Pilbara production	69.1
Total Pilbara production (100% basis)	83.1

Pilbara operations

Pilbara operations produced 83.1 million tonnes (Rio Tinto share 69.1 million tonnes) in the first quarter of 2018, eight per cent higher than the same quarter of 2017. Sales of 80.3 million tonnes (Rio Tinto share 66.6 million tonnes) were five per cent higher than the same period of last year.

Production benefitted from fewer weather disruptions than the first quarter of 2017, along with the ramp up of Silvergrass and the ongoing implementation of productivity improvements across the integrated system. Rail productivity continues to improve, with 85.0 million tonnes railed in the first quarter. Sales were 2.8 million tonnes below production due to disruptions at the ports resulting from Tropical Cyclone Marcus in March.

Approximately 18 per cent of sales in the quarter were priced by reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Approximately 34 per cent of sales in the quarter were made free on board (FOB), with the remainder sold including freight.

Pilbara projects

The automation of the Pilbara train system (AutoHaulTM) continues to advance, with approximately 65 per cent of trains at the end of the quarter in autonomous mode with a driver on board for supervision and more than three million kilometres now completed in this mode of operation. The project continues to progress with the Regulator approval process and is on schedule to be completed by the end of 2018.

The Koodaideri feasibility study is on track for completion in 2018.

2018 guidance

Rio Tinto’s Pilbara shipments in 2018 are still expected to be between 330 and 340 million tonnes (100 per cent basis). This is subject to market conditions and any weather constraints.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q1 2018	vs Q1 2017	vs Q4 2017
Rio Tinto Aluminium
Bauxite	12,653	+12%	-8%
Alumina	1,990	-3%	-4%
Aluminium	846	-5%	-5%

Bauxite

Bauxite production of 12.7 million tonnes was 12 per cent higher than the first quarter of 2017, primarily driven by operational improvements. Gove production was notably 31 per cent higher due to the debottlenecking of the materials handling system, whilst stronger production was also achieved at Weipa (eight per cent higher) and Sangaredi (five per cent higher). Production was lower than the fourth quarter of 2017 due to seasonal wet weather.

8.2 million tonnes was shipped to third parties in the first quarter of 2018, 19 per cent higher than the first quarter of 2017 due to firm demand and higher port availability.

Amrun

The Amrun project is advancing to plan and has completed the installation of beneficiation modules and the process water dam. The project remains on schedule for first shipment in the first half of 2019.

Alumina

Alumina production for the quarter was three per cent lower than the corresponding period in 2017 due primarily to maintenance at QAL.

Aluminium

Quarterly aluminium production was five per cent lower than the corresponding period last year. This was due largely to an ongoing lock-out at the Becancour smelter, which began on 11 January 2018, as well as a power incident at the Dunkerque smelter which occurred on 6 February 2018.

On 10 January 2018, Rio Tinto announced it had received a binding offer for the sale of the Aluminium Dunkerque smelter in France for $500 million, subject to final adjustments. The sale is expected to complete in the second quarter of 2018, subject to satisfactory consultations with key stakeholders and completion of other conditions.

On 26 February 2018, Rio Tinto announced it had received a binding offer of $345 million for the sale of its ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium fluoride plant in Sweden. The sale is expected to complete in the second quarter of 2018, subject to satisfactory consultations with key stakeholders and completion of other conditions.

Following the announcement by the United States Treasury Department on 6 April, 2018, that it was implementing sanctions on various Russian individuals and companies, Rio Tinto announced on 13 April 2018 that it has reviewed arrangements it has with impacted entities. The arrangements include Rusal’s 20 per cent interest in Queensland Alumina Limited in Australia, including Rusal’s associated supply and offtake arrangements, bauxite sales to Rusal’s refinery in Ireland and offtake contracts for alumina that are used at Rio Tinto’s smelters, mainly in France and Iceland.

As a result of the imposition of these sanctions, Rio Tinto is in the process of declaring force majeure on certain contracts and is working with its customers to minimise any disruption in supplies.

2018 guidance

Rio Tinto’s share of production in 2018 is expected to be between 49 and 51 million tonnes of bauxite and 8.0 to 8.2 million tonnes of alumina. Aluminium guidance of 3.5 to 3.7 million tonnes will be adjusted following completion of the sale of the Aluminium Dunkerque and ISAL smelters. Adjustments may also be made as a consequence of the U.S. sanctions.

COPPER & DIAMONDS

Rio Tinto share of production (‘000 tonnes)

	Q1 2018	vs Q1 2017	vs Q4 2017
Mined copper
Rio Tinto Kennecott	35.4	-20%	+2%
Escondida	90.9	+235%	-2%
Grasberg	0.0	N/A	N/A
Oyu Tolgoi	13.0	+2%	-14%

Refined copper
Rio Tinto Kennecott	35.3	+19%	+60%
Escondida	20.8	+155%	-9%

Diamonds (‘000 carats)
Argyle	3,551	+18%	-42%
Diavik	1,065	-6%	+0%

Rio Tinto Kennecott

Mined copper production in the first quarter of 2018 was 20 per cent lower than the first quarter of 2017 due primarily to temporarily lower head grades, although refined copper production was 19 per cent higher due to the draw down in concentrate inventories that were built up during the smelter shutdown following the fatality in October 2017.

Rio Tinto Kennecott tolls third party concentrate to optimise smelter utilisation, with 41 thousand tonnes of concentrate received in the first quarter of 2018. Tolled copper concentrate is excluded from reported production figures.

The pushback of the south wall progressed during the quarter. It will extend the life of mine and remains on track for completion in 2020.

Escondida

Mined copper production at Escondida in the first quarter of 2018 was significantly higher than the first quarter of 2017, due to the labour union strike that impacted production in the first half of last year. This second consecutive quarter of strong production reflects the operational capacity following commissioning and ramp up of the Los Colorados concentrator in the second half of 2017.

Oyu Tolgoi

Mined copper production from the open pit in the first quarter of 2018 was two per cent higher than the corresponding period of 2017, but 14 per cent lower than the previous quarter due to a planned plant shutdown in January 2018.

Due to protests by coal transporters that obstructed the main access road at the Ganquimaodu Border Zone, Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate between 17 January 2018 and 1 March 2018. Safe and normal operations, including underground development, were maintained during the force majeure period, and there was no production impact.

Oyu Tolgoi Underground Project

New contractors continue to mobilise with the total project workforce at over 6,700 at the end of March, of which 89 per cent were Mongolian. Lateral development is tracking on plan, and sinking of shafts two and five is complete. Eight accommodation buildings in the Oyut II camp are now complete and occupancy of these buildings has begun. Construction of the first drawbell is still expected in mid-2020.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (“Freeport”), Rio Tinto is entitled to a 40 per cent share of production above an agreed threshold until the end of 2021 and 40 per cent of all production thereafter. Rio Tinto’s full participation has been delayed due to the application of force majeure provisions in the joint venture agreement. The first full year in which Rio Tinto will participate to the full extent of 40 per cent of production is now expected to be 2023.

In February 2018, PF Freeport Indonesia (“PT-FI”) received an extension of its export permit to February 2019. PT-FI continues to engage with the Indonesian Government in relation to the basis upon which operations at Grasberg will continue beyond 2021 with regard to the rights conferred by its Contract of Work.

Rio Tinto is reporting its metal share for the first quarter as zero.

Diamonds

At Argyle, first quarter carat production was 18 per cent higher than the first quarter of 2017 due to relatively fewer weather disruptions and the additional processing of higher grade alluvial tailings.

At Diavik, carats recovered in the first quarter of 2018 were six per cent lower than the corresponding period in 2017 due to lower recovered grades. Development of the A21 project is ahead of schedule with first ore uncovered in March and the mine is expected to be at full production capacity during the fourth quarter of 2018.

2018 guidance

Rio Tinto’s expected share of mined copper production for 2018 is unchanged at between 510 and 610 thousand tonnes. Refined copper production is expected to be between 225 to 265 thousand tonnes.

Diamond production guidance for 2018 is between 17 and 20 million carats.

ENERGY & MINERALS

Rio Tinto share of production

	Q1 2018	vs Q1 2017	vs Q4 2017
Coal
Hard coking coal	1,102	-30%	-53%
Thermal coal (a)	1,119	+12%	+16%

Iron ore pellets and concentrate (million tonnes)
IOC	2.4	-8%	-13%

Minerals (‘000 tonnes)
Borates – B2O3 content	124	+1%	+3%
Salt	1,514	+78%	-1%
Titanium dioxide slag	294	-12%	-14%

Uranium (‘000 lbs)
Energy Resources of Australia	667	-26%	-27%
Rössing	848	+26%	-6%

(a) Production from Coal & Allied in 2017 has been excluded from the comparable percentages above.

Coal

Quarterly hard coking coal production was 30 per cent lower than the first quarter in 2017 and 53 per cent lower than the fourth quarter of 2017 due to the longwall changeover and maintenance works at Kestrel, as well as lower yield at Hail Creek impacted by coal scheduling.

Semi-soft and thermal coal production for 2017 have been restated for comparability, and exclude production from the Coal & Allied assets following divestment in the second half of 2017. First quarter thermal coal production was 12 per cent higher than the corresponding quarter of 2017 due to production sequence changes at Hail Creek.

In March 2018, Rio Tinto announced it had entered into binding agreements for the sale of its remaining coal assets for total consideration of $4.15 billion, as follows:

•

On 20 March, it was announced that an agreement was signed with Glencore for the sale of Rio Tinto’s entire 82 per cent interest in the Hail Creek coal mine and 72.1 per cent interest in the Valeria coal development project, both in Queensland, Australia, for $1.7 billion;

•

On 22 March, it was announced that an agreement was signed with Whitehaven Coal Limited for the sale of Rio Tinto’s 75 per cent interest in the Winchester South coal development project in Queensland, Australia, for $200 million; and

•

On 27 March, it was announced that an agreement was entered into with a consortium comprising private equity manager EMR Capital and PT Adaro Energy Tbk, an Indonesian listed coal company, for the sale of Rio Tinto’s entire 80 per cent interest in the Kestrel underground coal mine in Queensland, Australia, for $2.25 billion.

Subject to all regulatory approvals and other conditions precedent being satisfied, completion for the Winchester South project is expected to occur in the second quarter of 2018, whilst completion of the remaining transactions is expected to occur in the second half of 2018.

Rio Tinto anticipates that Australian income tax will be payable on sale proceeds which are in excess of the cost base of the assets at completion. The currently estimated total tax payable for these transactions is in the order of $0.8 billion, however the quantum of tax payable will depend on the final proceeds (after taking into account working capital adjustments), the tax cost base at completion and the total of capital gains and losses realised by the Rio Tinto Australian tax consolidated group at 31 December 2018.

Iron Ore Company of Canada (IOC)

IOC pellet production of 2.7 million tonnes (Rio Tinto share 1.6 million tonnes) was seven per cent higher than the first quarter of 2017, with strong pellet demand continuing to be strong and product mix being optimised to meet customer demand. Concentrate production for sale of 1.4 million tonnes (Rio Tinto share 0.8 million tonnes) was 28 per cent lower than the same period in 2017, mainly attributable to increased ore hardness and an unplanned shutdown of the Parallel Ore Delivery System. As a result, total sales in the first quarter of 4.0 million tonnes (Rio Tinto share 2.3 million tonnes), were 11 per cent lower than the corresponding period of 2017.

Collective bargaining negotiations at IOC’s Labrador City operation were suspended on 27 March 2018 without an agreement being reached. The local union workforce voted to strike and operations were suspended from that date. Progress has been made to reach a new labour agreement, and a vote is imminent. The priority remains to reach a mutually beneficial agreement with employees and a safe return to operations.

Borates

Borates production was one per cent higher than the first quarter of 2017, with production aligned to market demand.

Iron and Titanium (RTIT)

Titanium dioxide slag production for the quarter was 12 per cent lower compared to the first quarter of 2017, due to a roaster failure at RBM resulting in a force majeure declaration, as well as the unplanned shutdown of a furnace at Rio Tinto Fer et Titane (RTFT).

Slag production at RBM for the second quarter of 2018 will be impacted by a labour dispute between contractors and their employees, which halted both mine and smelter operations. As a result, RBM has declared a separate force majeure on deliveries to its titanium dioxide feedstock customers, which will be lifted once the operation returns to normal operating capacity. Operations at RBM were restarted on 11 April 2018, and the mine is expected to return to previous operating capacity later this year.

One of nine furnaces at RTFT remains idle, along with one of four furnaces at RBM. The focus remains on maximising the productivity of the furnaces currently in operation, and a decision to re-start idle furnaces will be based on maximising value over volume.

Salt

Salt production in the first quarter of 2018 was significantly higher than the first quarter of 2017 as a result of fewer weather events experienced compared to last year.

Uranium

Energy Resources of Australia continues to process existing low grade stockpiles. 2018 first quarter production was 26 per cent lower than the same period of 2017 due to mill maintenance and declining grades as laterite stocks are largely exhausted.

Production at Rössing in the first quarter of 2018 was 26 per cent higher than the corresponding quarter of 2017 due to higher grades.

2018 guidance

Coal production guidance remains at 7.5 to 8.5 million tonnes of hard coking coal and 3.8 to 4.5 million tonnes of thermal coal. This assumes continued ownership of the coal assets until the end of 2018, and will be adjusted subject to the timing of completion of the asset disposals.

At IOC, the revised guidance for 2018 production is 10.3 to 11.3 million tonnes of iron ore pellets and concentrates (previously 11.5 to 12.5 million tonnes). This adjustment assumes a vote in favour of the new collective bargaining agreement and represents the loss of about one month’s production.

Guidance for Rio Tinto’s expected share of titanium dioxide slag production in 2018 has been revised to 1.1 to 1.3 million tonnes (previously 1.2 to 1.4 million tonnes) following the operational and labour disruptions at RBM.

Guidance for Rio Tinto’s expected share of boric oxide equivalent production in 2018 is unchanged at 0.5 million tonnes and guidance for uranium production in 2018 is unchanged at 6.2 to 7.2 million pounds.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2018 was $101 million, compared with $78 million in the first quarter of 2017. Approximately 47 per cent of this expenditure was incurred by central exploration, 37 per cent by Copper & Diamonds, seven per cent by Energy & Minerals and the remainder by Iron Ore and Aluminium.

There were no significant divestments of central exploration properties in the first quarter of 2018.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 16 countries across some eight commodities. The bulk of the exploration expenditure in this quarter was focused on copper targets in Australia, Chile, Kazakhstan, Mongolia, Papua New Guinea, Peru, Serbia, United States and Zambia. Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Richards Bay Minerals, Oyu Tolgoi and Weipa.

A summary of activity for the quarter is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa, Brazil	Australia, Laos
Copper & Diamonds	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US Diamonds: Fort a la Corne, Canada	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, US, Zambia Nickel: Australia, Canada Diamonds: Canada
Energy & Minerals	Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Uranium: Roughrider, Canada	Potash: KP405, Canada	Uranium: Canada Heavy mineral sands: Tanzania
Iron Ore	Pilbara, Australia	Pilbara, Australia

Forward-looking statements

This announcement may include "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s production forecast or guidance, financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to”, “assumes” or similar expressions, commonly identify such forward looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements. Such forward-looking statements could be influenced by such risk factors as identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @riotinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year	% Change
		2017 Q1	2017 Q4	2018 Q1	2017	Q1 18 vs Q1 17	Q1 18 vs Q4 17
Principal Commodities
Alumina	('000 t)	2,047	2,077	1,990	8,131	-3%	-4%
Aluminium	('000 t)	889	887	846	3,551	-5%	-5%
Bauxite	('000 t)	11,303	13,762	12,653	50,796	12%	-8%
Borates	('000 t)	123	120	124	517	1%	3%
Coal - hard coking	('000 t)	1,583	2,322	1,102	7,704	-30%	-53%
Coal - thermal	('000 t)	1,000	966	1,119	4,065	12%	16%
Copper - mined	('000 t)	84.2	148.6	139.3	478.1	65%	-6%
Copper - refined	('000 t)	38.0	44.9	56.1	197.2	48%	25%
Diamonds	('000 cts)	4,152	7,207	4,616	21,627	11%	-36%
Iron Ore	('000 t)	66,226	75,656	71,436	282,484	8%	-6%
Titanium dioxide slag	('000 t)	332	341	294	1,315	-12%	-14%
Uranium	('000 lbs)	1,573	1,821	1,515	6,650	-4%	-17%
Other Metals & Minerals
Gold - mined	('000 oz)	65.8	62.6	69.4	260.1	5%	11%
Gold - refined	('000 oz)	51.1	55.4	40.8	203.7	-20%	-26%
Molybdenum	('000 t)	0.9	1.9	1.5	5.0	68%	-24%
Salt	('000 t)	852	1,535	1,514	5,090	78%	-1%
Silver - mined	('000 oz)	946	1,172	1,237	4,194	31%	6%
Silver - refined	('000 oz)	402	516	867	2,378	116%	68%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	367	365	351	365	362	1,448
Jonquière (Vaudreuil) specialty Alumina plant	100%	31	32	30	29	31	122
Queensland Alumina	80%	739	756	720	773	717	2,988
São Luis (Alumar)	10%	89	93	94	93	87	370
Yarwun	100%	819	778	790	816	793	3,203
Rio Tinto total alumina production		2,047	2,024	1,984	2,077	1,990	8,131

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	45	47	48	47	47	187
Australia - Boyne Island	59%	80	73	74	74	72	302
Australia - Tomago	52%	75	76	77	77	75	304
Canada - six wholly owned	100%	394	397	401	405	398	1,596
Canada - Alouette (Sept-Îles)	40%	60	60	60	60	58	239
Canada - Bécancour	25%	28	26	28	27	10	110
France - Dunkerque (a)	100%	70	71	71	72	51	284
Iceland - ISAL (Reykjavik) (b)	100%	52	53	53	54	52	212
New Zealand - Tiwai Point	79%	66	67	67	67	66	267
Oman - Sohar	20%	19	19	7	5	17	51
Rio Tinto total aluminium production		889	888	887	887	846	3,551

BAUXITE
Production ('000 tonnes) (c)
Gove	100%	2,388	2,780	2,809	3,224	3,124	11,201
Porto Trombetas	12%	357	489	492	426	353	1,764
Sangaredi	(d)	1,665	1,791	1,670	1,809	1,745	6,934
Weipa	100%	6,893	7,805	7,895	8,304	7,431	30,898
Rio Tinto total bauxite production		11,303	12,865	12,867	13,762	12,653	50,796

Rio Tinto share of production

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Borates - borates	100%	123	133	140	120	124	517

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (e) (g)	82%	930	822	1,276	1,275	758	4,303
Kestrel Coal (f) (g)	80%	653	733	968	1,048	344	3,402
Rio Tinto total hard coking coal production		1,583	1,555	2,244	2,322	1,102	7,704

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (e) (g)	82%	874	881	851	785	1,060	3,390
Kestrel Coal (f) (g)	80%	127	141	226	180	59	674
Rio Tinto total thermal coal production		1,000	1,022	1,076	966	1,119	4,065

Rio Tinto share of production

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

COPPER
Mine production ('000 tonnes) (c)
Bingham Canyon	100%	44.3	44.0	25.8	34.8	35.4	148.9
Escondida	30%	27.2	68.3	82.5	92.9	90.9	270.8
Grasberg - Joint Venture (h)	40%	0.0	0.0	0.0	5.7	0.0	5.7
Oyu Tolgoi (i)	34%	12.8	12.5	12.4	15.2	13.0	52.8
Rio Tinto total mine production		84.2	124.7	120.6	148.6	139.3	478.1
Refined production ('000 tonnes)
Escondida	30%	8.2	18.8	21.6	22.8	20.8	71.4
Rio Tinto Kennecott	100%	29.8	20.3	53.6	22.1	35.3	125.8
Rio Tinto total refined production		38.0	39.1	75.2	44.9	56.1	197.2

DIAMONDS
Production ('000 carats)
Argyle	100%	3,016	3,216	4,757	6,146	3,551	17,135
Diavik	60%	1,136	1,119	1,177	1,060	1,065	4,492
Rio Tinto total diamond production		4,152	4,335	5,933	7,207	4,616	21,627

GOLD
Mine production ('000 ounces) (c)
Bingham Canyon	100%	54.1	54.3	33.6	35.9	37.4	177.9
Escondida	30%	3.4	10.2	15.2	15.1	18.0	43.9
Grasberg - Joint Venture (h)	40%	0.0	0.0	0.0	0.0	0.0	0.0
Oyu Tolgoi (i)	34%	8.3	8.0	10.4	11.7	14.0	38.3
Rio Tinto total mine production		65.8	72.5	59.1	62.6	69.4	260.1
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	51.1	43.0	54.1	55.4	40.8	203.7

Rio Tinto share of production

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

IRON ORE
Production ('000 tonnes) (c)
Hamersley mines	(j)	48,664	48,674	52,921	56,501	53,631	206,760
Hamersley - Channar	60%	1,635	1,903	1,596	1,345	1,136	6,479
Hope Downs	50%	5,218	6,287	5,978	5,987	5,342	23,470
Iron Ore Company of Canada	59%	2,579	2,683	3,171	2,733	2,364	11,166
Robe River - Pannawonica (Mesas J and A)	53%	3,809	3,676	4,461	4,580	4,672	16,526
Robe River - West Angelas	53%	4,322	4,475	4,776	4,509	4,290	18,082
Rio Tinto iron ore production ('000 tonnes)		66,226	67,699	72,903	75,656	71,436	282,484
Breakdown of Production:
Pilbara Blend Lump		19,207	19,780	20,700	21,082	20,714	80,770
Pilbara Blend Fines		27,026	28,049	30,113	31,172	29,769	116,359
Robe Valley Lump		1,453	1,459	1,570	1,646	1,587	6,128
Robe Valley Fines		2,357	2,217	2,891	2,934	3,086	10,398
Yandicoogina Fines (HIY)		13,605	13,512	14,458	16,088	13,916	57,663
Pilbara iron ore production ('000 tonnes)		63,647	65,016	69,732	72,922	69,072	271,318
IOC Concentrate		1,109	1,299	1,450	1,163	799	5,020
IOC Pellets		1,470	1,384	1,722	1,571	1,566	6,146
IOC iron ore production ('000 tonnes)		2,579	2,683	3,171	2,733	2,364	11,166
Breakdown of Sales:
Pilbara Blend Lump		16,033	18,218	18,044	18,861	18,062	71,156
Pilbara Blend Fines		30,497	28,779	32,421	35,575	30,746	127,272
Robe Valley Lump		1,176	1,262	1,391	1,388	1,223	5,217
Robe Valley Fines		2,373	2,370	3,174	3,287	2,996	11,204
Yandicoogina Fines (HIY)		13,120	13,371	14,963	15,731	13,578	57,185
Pilbara iron ore sales ('000 tonnes)		63,199	64,000	69,993	74,843	66,604	272,034
IOC Concentrate		1,193	939	1,362	1,559	746	5,053
IOC Pellets		1,415	1,489	1,590	1,615	1,574	6,108
IOC Iron ore sales ('000 tonnes)		2,608	2,428	2,952	3,173	2,320	11,161
Rio Tinto iron ore sales ('000 tonnes)		65,806	66,428	72,944	78,016	68,925	283,195

Rio Tinto share of production

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

MOLYBDENUM
Mine production ('000 tonnes) (c)
Bingham Canyon	100%	0.9	0.8	1.4	1.9	1.5	5.0

SALT
Production ('000 tonnes)
Dampier Salt	68%	852	1,476	1,227	1,535	1,514	5,090

SILVER
Mine production ('000 ounces) (c)
Bingham Canyon	100%	711	669	357	418	461	2,156
Escondida	30%	163	370	521	658	702	1,712
Grasberg - Joint Venture (h)	40%	0	0	0	0	0	0
Oyu Tolgoi (i)	34%	72	79	80	96	74	326
Rio Tinto total mine production		946	1,118	959	1,172	1,237	4,194
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	402	729	731	516	867	2,378

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (k)	100%	332	316	327	341	294	1,315

URANIUM
Production ('000 lbs U3O8) (l)
Energy Resources of Australia	68%	900	678	962	919	667	3,458
Rössing	69%	673	860	757	902	848	3,192
Rio Tinto total uranium production		1,573	1,538	1,718	1,821	1,515	6,650

Production data notes:
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) On 10 January 2018, Rio Tinto announced a binding offer to sell its 100% interest in the Dunkerque smelter.
(b) On 26 February 2018, Rio Tinto announced a binding offer to sell its 100% interest in the ISAL smelter.

(c) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(d) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(e) On 20 March 2018, Rio Tinto announced a binding offer to sell its 82% interest in the Hail Creek mine.
(f) On 27 March 2018, Rio Tinto announced a binding offer to sell its 80% interest in the Kestrel mine.
(g) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.

(h) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(i) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(j) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(k) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).
(l) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 31 March 2018.

Rio Tinto's interest in the Coal and Allied mines were sold in 2017. No data for these operations are included in the Share of production table.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	924	946	900	966	896	3,735
Yarwun refinery - Queensland	100.0%	819	778	790	816	793	3,203
Brazil
São Luis (Alumar) refinery	10.0%	895	931	937	934	871	3,697
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	367	365	351	365	362	1,448
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	31	32	30	29	31	122
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	45	47	48	47	47	187
Boyne Island smelter - Queensland	59.4%	135	124	125	124	122	508
Tomago smelter - New South Wales	51.6%	145	147	149	149	145	590
Canada
Alma smelter - Quebec	100.0%	114	112	115	116	115	457
Alouette (Sept-Îles) smelter - Quebec	40.0%	149	149	150	150	144	598
Arvida smelter - Quebec	100.0%	41	43	43	44	43	171
Arvida AP60 smelter - Quebec	100.0%	15	15	14	14	13	57
Bécancour smelter - Quebec	25.1%	112	106	113	108	39	438
Grande-Baie smelter - Quebec	100.0%	57	57	58	58	57	229
Kitimat smelter - British Columbia	100.0%	107	109	108	110	108	433
Laterrière smelter - Quebec	100.0%	61	61	63	64	63	249
France
Dunkerque smelter (a)	100.0%	70	71	71	72	51	284
Iceland
ISAL (Reykjavik) smelter (b)	100.0%	52	53	53	54	52	212
New Zealand
Tiwai Point smelter	79.4%	84	84	84	85	83	337
Oman
Sohar smelter	20.0%	96	95	35	27	87	253

(a) On 10 January 2018, Rio Tinto announced a binding offer to sell its 100% interest in the Dunkerque smelter.
(b) On 26 February 2018, Rio Tinto announced a binding offer to sell its 100% interest in the ISAL smelter.

Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	2,388	2,780	2,809	3,224	3,124	11,201
Weipa mine - Queensland	100.0%	6,893	7,805	7,895	8,304	7,431	30,898
Brazil
Porto Trombetas (MRN) mine	12.0%	2,974	4,071	4,103	3,550	2,939	14,698
Guinea
Sangaredi mine (a)	23.0%	3,699	3,979	3,711	4,020	3,878	15,409

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		11,605	12,164	12,913	13,557	12,551	50,240
Share of third party bauxite shipments ('000 tonnes)		6,927	7,962	8,250	9,164	8,248	32,303

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

BORATES
Rio Tinto Borates - borates	100.0%
US
Borates ('000 tonnes) (a)		123	133	140	120	124	517
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Hail Creek Coal mine (a)	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,134	1,002	1,556	1,555	924	5,247
Thermal coal ('000 tonnes)		1,065	1,074	1,037	958	1,293	4,134
Hunter Valley Operations (b)	0.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		800	284	445	-	-	1,529
Thermal coal ('000 tonnes)		2,851	3,539	2,112	-	-	8,502
Kestrel Coal mine (c)	80.0%
Queensland
Hard coking coal ('000 tonnes)		816	916	1,210	1,309	430	4,252
Thermal coal ('000 tonnes)		159	177	282	226	74	843
Mount Thorley Operations (b)	0.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		337	389	149	-	-	876
Thermal coal ('000 tonnes)		562	746	703	-	-	2,011
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

COAL (continued)
Warkworth mine (b)	0.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		268	202	44	-	-	514
Thermal coal ('000 tonnes)		1,520	1,696	1,305	-	-	4,521
Total hard coking coal production ('000 tonnes)		1,950	1,918	2,766	2,864	1,354	9,499
Total semi-soft coking coal production ('000 tonnes)		1,405	875	639	-	-	2,919
Total thermal coal production ('000 tonnes)		6,156	7,232	5,439	1,183	1,367	20,010
Total coal production ('000 tonnes)		9,512	10,026	8,844	4,047	2,721	32,429

Total coal sales ('000 tonnes)		8,792	9,871	9,298	4,092	3,050	32,053
Rio Tinto Coal Australia share (d)
Share of hard coking coal sales ('000 tonnes)		1,524	1,717	2,511	2,429	1,368	8,181
Share of semi-soft coal sales ('000 tonnes) (e)		765	759	485	-	-	2,010
Share of thermal coal sales ('000 tonnes) (e)		3,946	4,539	3,804	896	1,119	13,186

(a) On 20 March 2018, Rio Tinto announced a binding offer to sell its 82% interest in the Hail Creek mine.
(b) On 1 September 2017, Rio Tinto completed the sale of Coal & Allied, a wholly owned subsidiary of Rio Tinto Coal Australia (RTCA) and production from these assets is included to this date. This included Coal & Allied’s 67.6% interest in the Hunter Valley Operations mine, 80% interest in the Mount Thorley mine and 55.6% interest in the Warkworth mine. In an earlier restructuring of the Coal & Allied group completed on 3 February 2016, Rio Tinto had obtained 100% of Coal & Allied and retained a 67.6% interest in the newly created Hunter Valley Operations joint venture. Prior to restructuring, Rio Tinto’s interest in the Hunter Valley Operations, Mount Thorley and Warkworth mines was 80%, 64% and 44.46% respectively.
(c) On 27 March 2018, Rio Tinto announced a binding offer to sell its 80% interest in the Kestrel mine.
(d) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(e) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		8,054	18,777	24,080	30,260	32,203	81,171
Average copper grade (%)		1.01	1.07	1.06	0.98	0.96	1.03
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		67.7	167.0	204.1	245.7	252.6	684.5
Contained gold ('000 ounces)		11	34	51	50	60	146
Contained silver ('000 ounces)		543	1,234	1,737	2,193	2,339	5,707
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		22.8	60.7	70.8	63.9	50.4	218.2
Refined production from leach plants:
Copper cathode production ('000 tonnes)		27.2	62.8	71.9	76.1	69.4	238.0
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		7,849	11,242	15,791	16,381	17,923	51,262
Average mill head grades:
Copper (%)		1.15	1.03	0.91	1.03	1.13	1.01
Gold (g/t)		1.17	1.16	0.98	1.28	1.69	1.15
Silver (g/t)		5.26	4.09	3.96	4.36	3.05	4.32
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		81.0	103.9	130.1	153.2	184.2	468.2
Gold in concentrates ('000 ounces)		248	358	417	579	835	1,602
Silver in concentrates ('000 ounces)		667	900	1,016	1,293	1,070	3,877
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		61.7	124.6	109.6	154.3	180.8	450.3
Gold in concentrates ('000 ounces)		183	429	343	584	814	1,540
Silver in concentrates ('000 ounces)		404	851	666	1,044	857	2,964

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The Q1 2018 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for Q1 2018 until the release of its 2018 first-quarter results on 24 April 2018.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		9,508	10,709	10,092	9,074	9,260	39,382
Average ore grade:
Copper (%)		0.51	0.47	0.29	0.43	0.43	0.43
Gold (g/t)		0.32	0.29	0.18	0.21	0.23	0.25
Silver (g/t)		3.24	2.66	1.51	1.89	2.25	2.33
Molybdenum (%)		0.025	0.025	0.032	0.036	0.025	0.029
Copper concentrates produced ('000 tonnes)		189	205	148	162	171	704
Average concentrate grade (% Cu)		23.3	21.5	17.3	21.5	20.7	21.1
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		44.3	44.0	25.8	34.8	35.4	148.9
Gold ('000 ounces)		54	54	34	36	37	178
Silver ('000 ounces)		711	669	357	418	461	2,156
Molybdenum concentrates produced ('000 tonnes):		1.7	1.5	2.8	3.8	2.8	9.8
Molybdenum in concentrates ('000 tonnes)		0.9	0.8	1.4	1.9	1.5	5.0

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		136	160	258	90	200	644
Copper anodes produced ('000 tonnes) (b)		33.7	32.6	50.6	12.1	42.4	129.0
Production of refined metal:
Copper ('000 tonnes)		29.8	20.3	53.6	22.1	35.3	125.8
Gold ('000 ounces) (c)		51.1	43.0	54.1	55.4	40.8	203.7
Silver ('000 ounces) (c)		402	729	731	516	867	2,378
(a) Includes a small amount of copper in precipitates. (b) New metal excluding recycled material. (c) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		10,087	9,637	10,615	10,838	9,561	41,177
Average mill head grades:
Copper (%)		0.51	0.51	0.48	0.53	0.51	0.51
Gold (g/t)		0.15	0.16	0.18	0.20	0.25	0.17
Silver (g/t)		1.30	1.38	1.34	1.54	1.32	1.39
Copper concentrates produced ('000 tonnes)		176.0	171.0	170.0	205.5	177.3	722.5
Average concentrate grade (% Cu)		21.6	21.8	21.7	22.0	21.9	21.8
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		38.1	37.2	36.9	45.3	38.8	157.4
Gold in concentrates ('000 ounces)		24.8	23.9	30.9	34.8	41.8	114.3
Silver in concentrates ('000 ounces)		215	236	239	285	221	974
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		39.5	37.3	36.9	35.7	34.3	149.3
Gold in concentrates ('000 ounces)		32	23	28	27	31	111
Silver in concentrates ('000 ounces)		205	222	229	205	206	860
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,144	1,112	1,255	1,446	1,260	4,957
AK1 diamonds produced ('000 carats)		3,016	3,216	4,757	6,146	3,551	17,135
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		531	556	578	525	556	2,190
Diamonds recovered ('000 carats)		1,894	1,865	1,961	1,767	1,774	7,486

Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	48,664	48,674	52,921	56,501	53,631	206,760
Hamersley - Channar	60.0%	2,725	3,172	2,661	2,241	1,893	10,798
Hope Downs	50.0%	10,435	12,575	11,956	11,975	10,685	46,941
Robe River - Pannawonica (Mesas J and A)	53.0%	7,188	6,936	8,416	8,642	8,816	31,182
Robe River - West Angelas	53.0%	8,154	8,444	9,011	8,507	8,094	34,116
Total production ('000 tonnes)		77,165	79,801	84,965	87,866	83,120	329,797
Breakdown of total production:
Pilbara Blend Lump		23,618	24,671	25,342	25,496	24,831	99,127
Pilbara Blend Fines		32,755	34,682	36,748	37,641	35,556	141,826
Robe Valley Lump		2,741	2,753	2,962	3,106	2,993	11,563
Robe Valley Fines		4,446	4,183	5,454	5,535	5,823	19,619
Yandicoogina Fines (HIY)		13,605	13,512	14,458	16,088	13,916	57,663
Breakdown of total sales:
Pilbara Blend Lump		20,161	21,561	21,959	22,377	21,457	86,059
Pilbara Blend Fines		36,679	35,871	40,305	43,039	37,320	155,895
Robe Valley Lump		2,218	2,382	2,624	2,619	2,307	9,843
Robe Valley Fines		4,476	4,472	5,989	6,202	5,652	21,140
Yandicoogina Fines (HIY)		13,120	13,371	14,963	15,731	13,578	57,185
Total sales ('000 tonnes) (b)		76,655	77,658	85,840	89,968	80,314	330,122

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,889	2,212	2,469	1,980	1,360	8,549
Pellets ('000 tonnes)		2,504	2,356	2,932	2,675	2,667	10,467
IOC Total production ('000 tonnes)		4,392	4,569	5,401	4,655	4,027	19,016
Sales:
Concentrates ('000 tonnes)		2,031	1,599	2,319	2,655	1,271	8,605
Pellets ('000 tonnes)		2,409	2,536	2,707	2,750	2,681	10,402
IOC Total Sales ('000 tonnes)		4,441	4,135	5,027	5,404	3,951	19,006
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		81,558	84,370	90,365	92,521	87,146	348,814
Iron Ore Sales ('000 tonnes)		81,096	81,792	90,867	95,373	84,265	349,128
Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Full Year 2017

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		1,246	2,159	1,795	2,246	2,215	7,446

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		332	316	327	341	294	1,315

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,316	991	1,407	1,343	975	5,056
(a) ERA production data are drummed U3O8.
Rössing Uranium Ltd (a)	68.6%
Namibia
U3O8 Production ('000 lbs)		981	1,254	1,103	1,314	1,236	4,652
(a) Rössing production data are drummed U3O8.

Rio Tinto percentage interest shown above is at 31 March 2018. The data represent full production and sales on a 100% basis unless otherwise stated.